# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SBC Medical Group Holdings Inc, CIK 0001930313
CUSIP: 73245B107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 Spectrum Center Dr., STE 300, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 03/06/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002116521

## Reporting persons
- Aikawa Equity Management Co., Ltd.: type of reporting person: other (OO); citizenship or place of organization: Japan (M0); sole voting power 5,284,500; shared voting power 0; sole dispositive power 5,284,500; shared dispositive power 0; aggregate amount beneficially owned 5,284,500 (5.2% of the class)
  Comment: Row 11 is based on 102,576,943 shares of Common Stock, $0.0001 par value per share ("Common Stock") of SBC Medical Group Holdings Incorporated (the "Issuer") outstanding on December 26, 2025 as disclosed in the Issuer's prospectus filed with the SEC on January 5, 2026.

## Item 1. Issuer
Name of issuer: SBC Medical Group Holdings Inc
Address of issuer's principal executive offices: 200 Spectrum Center Dr. STE 300 Irvine, CA, 92618

## Item 2. Person Filing
Name of person filing: Aikawa Equity Management Co., Ltd
Address of principal business office or, if none, residence: 908 Kamikurata-Cho, Totsuka-ku, Yokohama, Kanagawa, 244-0816
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information relating to the beneficial ownership of the Common Stock by the Reporting Person set forth in Rows 5 through 11 of the cover page hereto and related footnote are incorporated by reference herein.

The Reporting Person acquired the Common Stock disclosed on this Schedule 13G pursuant to a subscription agreement dated December 23, 2025, between Dr. Yoshiyuki Aikawa, Chief Executive Officer of the Issuer, and the Reporting Person. As of March 6, 2026, Dr. Aikawa ceased to have voting and dispositive power over the Common Stock held by the Reporting Person.
Percent of class: 5.2%
Sole power to vote or to direct the vote: 5,284,500
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,284,500
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Commencing on March 6, 2026, Dr. Aikawa entered into agreements with certain consultants providing services to medical corporations that have entered into contractual and service arrangements with subsidiaries of the Issuer pursuant to which such consultants acquired equity interests in the Reporting Person and the right to redeem those interests in exchange for proceeds from the sale of Common Stock held by the Reporting Person, subject to the terms of the such interests.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Aikawa Equity Management Co., Ltd.: /s/ Daisuke Nakamura, Daisuke Nakamura/Representative Director (03/13/2026)